Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Forms S-3 Nos. 333-55882, 333-92957, 333-48161 and 333-108786, of Parkway Properties, Inc. and the related prospectuses, and in the Registration Statements on Forms S-8 (Nos. 333-115286, 333-100565, 333-88861 and 333-00311) of Parkway Properties, Inc. of our report dated May 14, 2004 on the Carmel Crossing statement of rental revenue and direct operating expenses included in Parkway Properties, Inc.'s Current Report (Form 8-K) dated June 11, 2004.

/s/ Ernst & Young, LLP

New Orleans, Louisiana
June 10, 2004